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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                              CELLSTAR CORPORATION
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    150925105
                                 --------------
                                 (CUSIP Number)

                               ALAN H. GOLDFIELD
                             1730 BRIERCROFT COURT
                             CARROLLTON, TX  75006
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 8, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 7 Pages

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                                 SCHEDULE 13D/A


CUSIP No.  150925105                                       Page 2 of 7 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Alan H. Goldfield
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               10,183,750
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  9,153,055
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,653,055
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     36.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------



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CUSIP No.  150925105                13D/A                  Page 3 of 7 Pages


ITEM 1.   SECURITY AND ISSUER.

          Not amended.

ITEM 2.   IDENTITY AND BACKGROUND.

          Not amended.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          Not amended.

ITEM 4.   PURPOSE OF TRANSACTION.

          Sentence 4 of Item 4 is hereby amended to read as follows:

          The sales disclosed in Item 5 below were made in order to diversify Mr. Goldfield's holdings, to provide for liquidity and to build a house.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended in its entirety to read as follows:

               (a) Mr. Goldfield beneficially owns an aggregate of 10,653,055 shares, or approximately 36.0%, of the Common Stock of the Company. Mr. Goldfield beneficially owns 94,305 of such shares through his ownership of the Employee Options and 375,000 of such shares through his ownership of the 1995 Option.

               (b) Mr. Goldfield possesses sole voting power with respect to 10,183,750 shares of Common Stock and sole dispositive power with respect to 9,153,055 shares of Common Stock.

               Mr. Goldfield does not share voting or dispositive power with respect to any shares of Common Stock.

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CUSIP No.  150925105               13D/A                   Page 4 of 7 Pages

               (c) Over the period of time from July 3, 1997, through July 15, 1997, Mr. Goldfield disposed of direct ownership of 862,500 shares of Common Stock through open market sales as follows:

                               NUMBER OF             PROCEEDS PER
              DATE             SHARES SOLD           SHARE
              ----             -----------           ------------

             7/3/97            25,000                $32.025

             7/3/97            37,500                $32.00

             7/7/97            65,000                $32.260

             7/7/97            25,000                $32.125

             7/7/97            50,000                $32.125

             7/8/97            400,000               $32.391

             7/11/97           35,000                $33.50

             7/14/97           90,000                $33.50

             7/14/97           100,000               $33.578

             7/15/97           35,000                $33.50

               (d) To the best of Mr. Goldfield's knowledge and belief, Mr. Hong has the right to receive the dividends (if any) and proceeds from the sale of the 1,500,000 Option I Shares owned of record by Mr. Hong.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not amended.

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CUSIP No.  150925105               13D/A                   Page 5 of 7 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          7.1 Form of Revocable Proxy, dated June 2, 1995, given by Mr. Hong to Mr. Goldfield, relating to 1,000,000 Option I Shares.*

          7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.*

          7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.*


---------------------

     * Previously filed as an exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.

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CUSIP No.  150925105               13D/A                   Page 6 of 7 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 1997



                                        By: /s/ Alan H. Goldfield
                                           -----------------------------
                                           Alan H. Goldfield



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CUSIP No.  150925105               13D/A                   Page 7 of 7 Pages


                               EXHIBIT INDEX


   Number    Description
   ------    -----------
    7.1      Form of Revocable Proxy, dated June 2, 1995, given by Mr. Hong to
             Mr. Goldfield, relating to 1,000,000 Option I Shares.*

    7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.*

    7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.*


------------------

* Previously filed as an Exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.